

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2020

Myron Holubiak
President and Chief Executive Officer
Citius Pharmaceuticals, Inc.
11 Commerce Drive, First Floor
Cranford, New Jersey 07016

>   **Re: Citius Pharmaceuticals, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed April 10, 2020**
>   **File No. 333-237638**

Dear Mr. Holubiak:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Alec Donaldson